UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Valuence Merger Corp. I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G9R16L 100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9R16L 100	Schedule 13G

1	NAME OF REPORTING PERSON VMCA Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,502,290 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,502,290 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,502,490 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (5)
12	TYPE OF REPORTING PERSON OO

CUSIP No. G9R16L 100

1	NAME OF REPORTING PERSON Valuence Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,000 (2)(4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,000 (2)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (2)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (5)
12	TYPE OF REPORTING PERSON PN

(1)	4,302,490 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the “Class B Ordinary Shares”) are held directly by VMCA Sponsor, LLC (the “Sponsor”). 1,200,000 Class B Ordinary Shares are held by Valuence Partners LP (“Valuence Partners”). The Sponsor is the general partner of Valuence Partners and has voting and investment discretion over the securities held by Valuence Partners. The Sponsor is managed by a board of managers consisting of Credian Partners, Inc., Sungwoo (Andrew) Hyung, Sungsik (Sung) Lee and Gene Young Cho. Any action by the Sponsor with respect to the Class B Ordinary Shares, including voting and dispositive decisions, requires a majority vote of the managers of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the managers of the Sponsor is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest.

(2)	The Class B Ordinary Shares are convertible into the Issuer’s Class A Ordinary Shares, par value $0.0001 (“Class A Ordinary Shares”), as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-262246) (the “Registration Statement”) and have no expiration date.

(3)	Excludes 6,666,667 Class A Ordinary Shares issuable upon the exercise of 6,666,667 private placement warrants of the Issuer, consisting of 2,666,667 private placement warrants owned by the Sponsor and 4,000,000 private placement warrants owned by Valuence Partners. Each warrant is exercisable to purchase one Class A Ordinary Share at an initial exercise price of $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of (a) 30 days after the completion of the Issuer’s initial business combination or (b) one year after the closing of the Issuer’s initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities-Warrants” in the Registration Statement.

(4)	Excludes 4,000,000 Class A Ordinary Shares issuable upon the exercise of 4,000,000 private placement warrants owned by Valuence Partners. Each warrant is exercisable to purchase one Class A Ordinary Share at an initial exercise price of $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of (a) 30 days after the completion of the Issuer’s initial business combination or (b) one year after the closing of the Issuer’s initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities-Warrants” in the Registration Statement.

(5)	Based on 22,009,963 Class A Ordinary Shares and 5,502,490 Class B Ordinary Shares outstanding as of November 9, 2022, as disclosed on the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 9, 2022.

Item 1(a). Name of Issuer:

Valuence Merger Corp. I

Item 1(b). Address of Issuer’s Principal Executive Offices:

4 Orinda Way

Suite 100D

Orinda, California 94563

Item 2(a). Name of Person Filing:

This statement is filed on behalf of VMCA Sponsor, LLC and Valuence Partners LP (together, the “Reporting Persons”):

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

4 Orinda Way

Suite 100D

Orinda, California 94563

Item 2(c). Citizenship:

See response to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G9R16L 100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

VMCA SPONSOR, LLC

By:	/s/ Sungwoo (Andrew) Hyung
Name:	Sungwoo (Andrew) Hyung
Title:	Co-Managing Member

VALUENCE PARTNERS LP

By:	/s/ Sungsik Lee
Name:	Sungsik Lee
Title:	Co-Managing Member of VMCA Sponsor, LLC,
acting in its capacity as general partner of Valuence Partners LP

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 23, 2023, by and among VMCA Sponsor, LLC and Valuence Partners LP.